Offering Statement

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

THE COMPANY

1. Name of issuer:

Curtiss Motorcycle Company, Inc.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

☒ Yes   No

Reason for failure to comply:

Failed to submit an annual report in the past.

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer.

Director	Principal Occupation	Main Employer	Year Joined as Director
James Hoegh	Physical Therapy	Hoegh Physical Therapy and Consulting	2015
Matt Chambers	CEO	Curtiss Motorcycle Company, Inc	2009
Pamela Miller	paralegal	Bernard, Cassisa, Eliott & Davis	2015

For three years of business experience, refer to Appendix A: Director & Officer Work History.

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer.

Officer	Positions Held	Year Joined
Pamela Miller	Secretary	1996
Pamela Miller	Bookkeeper	1996
Matt Chambers	CEO	2009
Matt Chambers	President	2009
Matt Chambers	CEO	2009

For three years of business experience, refer to Appendix A: Director & Officer Work History.

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering
Matt Chambers	14,741,108 shares of Common Stock 1 share of Series A Preferred Stock	66.23

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

Our purpose is to create the ultimate expression of humanities dreams at the highest level.

Our mission is to put the Curtiss brand back in its rightful number one position as America's leading motorcycle/LEV maker.

Our operation is pre-revenue. Our plan is to achieve sustainable growing cash flow from first production, scheduled to begin within the next 9–12 months.

RISK FACTORS

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. Discuss the material factors that make an investment in the issuer speculative or risky:

- Harley-Davidson declared their intent to produce and market a battery electric model in 2019. This validates our effort and sets the stage for an all-electric all-American motorcycle showdown between two brands with deep roots in American motorcycle history. Other electric motorcycle brands including Zero, Lightning, Energica, Lito, and Sarolea represent category peers, but not direct competition.

- The nature of our online and retail business exposes us to a low degree of risk of liability. Of primary concerns are product and design flaws which may expose us to claims by customers or third parties for product liability, personal injury or property damage. We manage our exposure with general and product liability coverage obtained through independent insurance companies.

- No party has been engaged to verify the accuracy or adequacy of any of the factual statements contained in this offering statement. In particular, neither legal counsel nor any other party has been engaged to verify any statements relating to the experience, skills, contacts or other attributes of the managers, officers and employees of the Company, or to the anticipated future performance of the Company.

- Changes in the general economic climate could have a detrimental impact on consumer expenditure and therefore on the Company's revenue. It is possible that recessionary pressures and other economic factors (such as declining incomes, future potential rising interest rates, higher unemployment and tax increases) may decrease the disposable income that customers have available to spend on luxury vehicles and may adversely affect customers' confidence and willingness to spend. Any of such events or occurrences could have a material adverse effect on the Company's financial results and on your investment.

- An increase in the cost of raw materials or energy could affect the Company's profitability. Commodity and other price changes may result in unexpected increases in the cost of raw materials such as the billet aluminum. The Company may also be adversely affected by shortages of raw materials or packaging materials. In addition, energy cost increases could result in higher transportation, freight and other operating costs. The Company may not be able to increase its prices to offset these increased costs without suffering reduced volume, sales and operating profit, and this could have an adverse effect on your investment.

- The Company has a open civil compliant pending before the Court. The Company's legal counsel believes it is likely that the Company will not be compelled to pay damages as the Company made no prepayment for any items and no commitment to purchase all of the items in the suit at once.

- Without the sale of all of the Shares, we may not have sufficient funds to meet our future cash flow requirements. We estimate that the net proceeds from the sale of the Shares will meet our Advertising and Research and Development cash flow requirements as we transition to Curtiss Electric Motorcycles. Curtiss is able to meet its cash flow needs from operations, although without further funds from this offering or otherwise, we may not be able to implement our Curtiss growth plans. These estimates are based upon management's assumptions of the cash flow requirements of the company and projected future obligations. If any of these assumptions is inaccurate or if we are for any reason unable to meet our sales projections, we may require additional funding beyond the funds generated from the sale of the Shares. In order to satisfy these cash flow needs we may be required to seek additional outside funding in the form of equity or debt offerings. Unless we are able to secure additional funding before the current funds are exhausted, we will not be able to complete our business plan as currently anticipated. In part, we may be required to reduce current operations or lay off workers to preserve capital resources, which would have a negative impact on our business. It is also possible that the terms for additional funding may be less favorable to the company than the terms of this offering and could result in further dilution to the investors herein.

- We are a development-stage company with a history of losses and we may never achieve or sustain profitability. Since 2009, we have been a growth-oriented luxury brand motorcycle company with little operating history compared with larger motorcycle companies. Since the commencement of our growth strategy in the design, manufacture and sale of our motorcycles in 2009, we had been focused primarily on developing, producing, and marketing our premium big v-twin motorcycle models. Our operating history within this segment was limited and, combined with global economic conditions, we have not realized significant revenues from our petrol product sales. We changed to battery-powered electric motorcycles in January 2018 after seven years of development. As the only luxury brand battery-powered electric motorcycle, we hope to become a leader in the category; however, you should evaluate the likelihood of our anticipated financial and operational success in light of the uncertainties and complexities inherent in a development-stage venture, many of which are beyond our control, including:

    o our ability to successfully launch the Curtiss brand;

    o our ability to distribute, sell and market our final Curtiss products;

    o our ability to distribute, sell and market our first and final Curtiss petrol products;

    o our ability to distribute, sell and market our new Curtiss electric products;

    o our ability to develop new products;

    o the performance of our motorcycle products;

    o the significant and ongoing funds needed to achieve our production, marketing, and sales objectives;

    o the appeal of our products to dealers and consumers; and

- o   our ability to generate adequate revenue to support our operations.

- We depend upon a limited number of outside suppliers for our key motorcycle components and the loss or interruption of services of one or more of our suppliers could materially delay or stop our motorcycle production and substantially impair our ability to generate revenues. Our heavy reliance on outside suppliers for our components involves risks including limited control over the price, timely delivery and quality of parts. While we believe there are other producers that could satisfy our production needs if any current supplier is unable to supply us with parts in a timely manner and to our specifications, we have other manufacturers which are a more costly secondary source. Although we have manufactured a limited number of motorcycles, we have not commenced commercial scale manufacturing as Confederate and Curtiss is only partnering with vendors and suppliers that will be able to timely supply us with our commercial production needs or have the ability to deliver a finished product. We cannot assure you that any of our vendors and suppliers will be able to meet our future commercial production demands as to volume, quality or timeliness. An inability to obtain timely delivery of key components of acceptable quality or any significant increases in the prices of components could result in material production delays and reductions in motorcycle shipments. Production delays, increased costs of components or reduction in shipments of our product will seriously impair our ability to generate revenue.

- Protecting our proprietary technology and other intellectual property may be costly and ineffective, and if we are unable to protect our intellectual property, we may not be able to compete effectively in our market. We hold several federal trade names used in our business, including "Hellcat," "Confederate," "Fighter," "Bohemian," "D'Orleans," "El Bandito," "Rake," "Renovatio", "Curtiss," "Copperhead," "Hellrider," "Starfire," "Warhawk," "Zeus," "Hera," "Medusa," and "Art of Rebellion." We hold a patent (U.S. Patent No. 5,857,538 issued on January 12, 1999) for the frame rigidity of our motorcycles. We have no foreign patents which puts us at risk of competition outside of the U.S. We also have website URLs for "Confederate.com", "CurtissMotors.com", "RideCurtiss.com" and "Workandcycle.com." Our business success will depend materially on our ability to protect the intellectual property mentioned above, to preserve our trade secrets, and to avoid infringing the proprietary rights of third parties. In general, our proprietary rights will be protected only to the extent that protection is available and to the extent we have the financial and other resources to enforce any rights we hold. Costly litigation might be necessary to protect our intellectual property or to determine the scope and validity of third-party proprietary rights. If an adverse outcome in litigation finds that we have infringed on proprietary rights of others, we may be required to pay substantial damages and may have to discontinue use of our products or re-design our products. Any claim of infringement may involve substantial expenditures and divert the time and effort of management.

- The loss of the services of current management would have a material negative impact on our operations. We currently depend and will continue to depend on our current management which includes our President and CEO, H. Matthew Chambers, for the foreseeable future. The loss of Mr. Chamber's services could have a material adverse on our operations and prospects. We have an employment agreement with Mr. Chambers running until February of 2024, which would prevent him from leaving and competing with the company. Despite our contractual arrangements with Mr. Chambers, if he were to become ill and unable to work it would substantially affect the company. We have not obtained "key man" insurance coverage on Mr. Chambers.

- Our business model of selling our motorcycles at premium prices may not be successful, which could result in the failure of our business. The premium battery electric street motorcycle industry is a niche market targeting high net worth individuals. The suggested retail prices of our motorcycles will be considerably higher than retail prices of most models in the battery electric market segment. This significant price difference could deter potential customers from purchasing our products. Curtiss will introduce its Series One Curtiss battery electric motorcycles targeted towards high net worth individuals. If our higher prices deter sales significantly, our initial business model would not succeed and our business would likely fail. Curtiss will only offer electric motorcycles that are targeted towards high income individuals. If the market for prestige brand electric motorcycles is absent or minimal our business will likely fail.

- We target sales of our products to a narrow market segments of our industry and therefore, our business is more vulnerable to changes in this market. We anticipate generating our revenues for the foreseeable future primarily from sales of premium battery electric motorcycles. The premium battery electric market constitutes one segment of the motorcycle industry. As a result of our current focus on only one market segment of one industry, we are more vulnerable to changes in demand in the premium battery electric market than we would be if our business was more diversified.

- We have a number of competitors, most of which have greater financial resources than us. A few of our competitors are more diversified than we, and they may compete in all segments of the motorcycle market, other power sports markets and/or the automotive market. Also, our manufacturer's suggested retail price for our motorcycles is generally higher than our competitors, and if price becomes a more important competitive factor for consumers in the markets in which we compete, we may be at a competitive disadvantage. Our responses to these competitive pressures, or our failure to adequately address and respond to these competitive pressures, may have a material adverse effect on our business and results of operations.

- We will face intense competition from existing motorcycle manufacturers that are already well established, have greater customer loyalty, manufacturing, and marketing resources than us. In the electric motorcycle market, Curtiss will compete with any number of other electric motorcycle companies. Our competition may include: Zero Motorcycles; Čezeta, Victory Motorcycles, Monday Motorbikes, Mahindra, Lightning Motorcycle, Energica Motor Company, Johammer, Evoke Motorcycles, Quantya, Electric Motorsport, Hollywood Electrics, Yo, Lito, Romai, Gogoro, Rondine Motor and Alta Motors. Harley Davidson plans their first all-electric motorcycle to be brought to market in 2021.

- Our operations are dependent upon attracting and retaining skilled employees, including skilled labor, executive officers and other senior leaders. Our future success depends on our ability to continue to identify, hire, develop, motivate, retain, and promote skilled personnel for all areas of our organization. Our current and future total compensation arrangements, which include benefits and incentive awards, may not be successful in attracting new employees and retaining and motivating our existing employees. In addition, we must cultivate and sustain a work environment where employees are engaged and energized in their jobs to maximize their performance. If we do not succeed in attracting new personnel, retaining existing personnel, implementing effective succession plans and motivating and engaging personnel, including executive officers, we may be unable to develop and distribute products and services and effectively execute our plans and strategies.

- We manufacture products that create exposure to product liability claims and litigation. To the extent plaintiffs are successful in showing that personal injury or property damage result from defects in the design or manufacture of our products, we may be subject to claims for damages that are covered by insurance. The costs associated with defending product liability claims, including frivolous lawsuits, and payment of damages could be substantial. The reputation of Curtiss and Confederate may also be adversely affected by such claims, whether or not successful.

- We do not insure against all potential operating risks. We may incur losses and be subject to liability claims as a result of our operations. We currently do not maintain insurance to insure against all potential risks and liabilities associated with our business. For some risks, we may not obtain insurance if we believe the cost of available insurance is excessive relative to the risks presented. As a result of market conditions, premiums and deductibles for certain insurance policies can increase substantially, and in some instances, certain insurance may become unavailable or available only for reduced amounts of coverage. As a result, even if we obtain insurance we may not be able to renew those insurance policies or procure other desirable insurance on commercially reasonable terms, if at all. In addition, pollution and environmental risks generally are not fully insurable. Losses and liabilities from uninsured and underinsured events and delay in the payment of insurance proceeds could have a material adverse effect on our financial condition, results of operations and cash flows.

- We must detect issues with our motorcycles or manufacturing processes to avoid recall campaigns, increased warranty costs or litigation, and delays in new model launches. We must complete any recall campaigns within cost expectations. We must continually improve and adhere to product development and manufacturing processes to ensure high quality products are shipped to dealers. If product designs or manufacturing processes are defective, we could experience delays in new model launches, product recalls, conventional warranty claims, and product liability or unconventional warranty claims, which may involve purported class actions. While we use reasonable methods to estimate the cost of warranty, recall and product liability costs and appropriately reflect those in the financial statements, there is a risk the actual costs could exceed estimates. Further, shipping products with poor quality may also adversely affect our reputation.

- We are and may in the future become subject to legal proceedings and commercial or contractual disputes. We may participate in joint ventures and/or strategic alliances to develop and operate our planned business. These partnerships or the failure to establish them could have a material adverse effect on our ability to develop and manage our business. In addition, such undertakings may not be successful. Due to our need for financing, our strategy may include plans to participate in joint ventures and other strategic alliances to develop and operate our motorcycle business. We may develop operations in part through joint ventures and strategic alliances with other parties as well as with additional outside funding. Joint ventures and strategic alliances may expose us to new operational, regulatory and market risks, as well as risks associated with additional capital requirements. Additionally, we may not be able to identify and secure suitable alliance partners. Even if we identify suitable partners, we may be unable to consummate alliances on terms commercially acceptable to us. If we fail to identify appropriate partners, we may not be able to implement our strategies effectively or efficiently.

- The global financial crisis may have an impact on our business and financial condition in ways that we currently cannot predict. We cannot predict when we will become sustainably profitable. The uncertain costs of fuel and other consumables may negatively impact costs of our operations. The prices of the metals and resources that are used to manufacture our products are affected by a number of factors, and it is unknown how these factors will be impacted by a continuation of the financial crisis

- We may experience significant returns or warranty claims, which would damage our brand, increase our costs, and impair our ability to achieve profitability. Currently, our motorcycles have not been widely available for purchase by the general public. As a result, we have no meaningful data regarding the performance or maintenance requirements of our products or any basis on which we can estimate warranty costs. We have products liability insurance in place should we be subject to significant warranty service requirements or product recalls, potential customers may determine that our motorcycles are unreliable and may choose not to purchase them. Further, significant warranty service requirements will result in increased costs to us as a result of the costs of repair or replacement of our product and the costs associated with researching and developing solutions to issues raised by warranty claims. Any significant warranty service requirements or product recalls would increase our costs materially and reduce the value of our brand significantly.

- The introduction of new models of motorcycles by our competitors could materially reduce the demand for our products, which would impair our ability to generate revenues or achieve profitability. Products offered by the motorcycle industry often change significantly and rapidly. Changes may arise because of product design and performance advancements, safety and environmental concerns, or attempts to satisfy the changing tastes of consumers. Our future success will depend on our ability to anticipate and respond to such changes. In our industry, we will be expected to introduce new products or product improvements every year. If we cannot introduce acceptable new models and products annually or if our new models and products do not compete effectively with the new models and products of our competitors, our competitive position in our industry would be harmed. Even if some of our new products or new models are successful, we cannot assure you that we will be able to repeat this success with each new product or new model. If we cannot consistently generate acceptable new products or models, our competitive position will be harmed.

- The purchase of recreational motorcycles is discretionary for consumers, and market demand is influenced by many factors beyond our control. Our current lines of motorcycles are luxury consumer products that are discretionary purchases for consumers. Accordingly, market demand in our industry depends on a number of economic factors affecting discretionary consumer income, such as employment levels, interest rates, taxation rates, consumer confidence levels and general business conditions. Adverse changes relating to one or more of these factors may restrict consumer spending and harm our growth and profitability. In addition, our motorcycles will compete with many other power sports and other recreational products for the discretionary spending of consumers. We cannot assure you that we will be able to compete successfully against other recreational products to capture consumer discretionary expenditures.

- Our business is subject to seasonality that may cause our quarterly operating results to fluctuate materially and cause the market price of our common stock to decline. Motorcycle sales in general are seasonal in nature since consumer demand is substantially lower during the colder season in North America. We may endure periods of reduced revenues and cash flows during off-season months and be required to lay off or terminate some of our employees from time to time. Building inventory during the off-season period could harm our financial results if anticipated sales are not realized. Further, if a significant number of our dealers are concentrated in locations with longer or more intense cold seasons, lack of consumer demand due to seasonal factors may impact us more adversely, further reducing revenues or resulting in reduced revenues over a longer period of time.

- Compliance with environmental and safety regulations could increase our production costs, delay introduction of our products and substantially impair our ability to generate revenues and achieve profitability. We must comply with numerous federal and state regulations governing environmental and safety factors with respect to motorcycles and their use. These various governmental regulations generally relate to air, water and noise pollution, as well as motorcycle safety matters. If we were unable to obtain the necessary certifications or authorizations required by government standards, or fail to maintain them, our business and future operations would be harmed seriously. Use of motorcycles in the United States is subject to rigorous regulation by the Environmental Protection Agency ("EPA"), and by state pollution control agencies. Any failure by us to comply with applicable environmental requirements of the EPA or state agencies could subject us to administratively or judicially imposed sanctions such as civil penalties, criminal prosecution, injunctions, product recalls or suspension of production. Motorcycles are subject to considerable safety standards and requirements under the provisions of the National Traffic and Motor Vehicle Safety Act and the rules promulgated under this Act by the National Highway Traffic Safety Administration ("NHTSA"). We could suffer recalls of our motorcycles if they fail to satisfy applicable safety standards administered by the NHTSA. Our business and facilities also are subject to regulation under various federal, state and local regulations relating to manufacturing operations, occupational safety, environmental protection, hazardous substance control and product advertising and promotion. Our failure to comply with any of these regulations in the operation of our business could subject us to administrative or legal action resulting in fines or other monetary penalties or require us to change or cease our business.

- Our ability to remain competitive is dependent upon our capability to develop and successfully introduce new, innovative, and compliant products. The motorcycle market continues to change in terms of styling preferences and advances in new technology and, at the same time, be subject to increasing regulations related to safety and emissions. We must continue to distinguish our products from our competitors' products with unique styling and new technologies. As we incorporate new and different features and technology into our products, we must protect its intellectual property from imitators and ensure our products do not infringe the intellectual property of other companies. In addition, these new products must comply with applicable regulations worldwide and satisfy the potential demand for products that produce lower emissions and achieve better fuel economy. We must make product advancements while maintaining the look, sound, and feel associated with our products. We must also be able to design and manufacture these products and deliver them to the marketplace in an efficient and timely manner. There can be no assurances that we will be successful in these endeavors or that existing and prospective customers will like or want our new products.

- Changes in general economic conditions, tightening of credit, political events or other factors may adversely impact dealers' and distributors' retail sales. The motorcycle industry is impacted by general economic conditions over which motorcycle manufacturers have little control. These factors can weaken the retail environment and lead to weaker demand for discretionary purchases such as motorcycles. Tightening of credit can limit the availability of funds from financial institutions and other lenders and sources of capital which could adversely affect the ability of retail consumers to obtain loans for the purchase of motorcycles from lenders. Should general economic conditions or motorcycle industry demand decline, our results of operations and financial condition may be substantially adversely affected. The motorcycle industry can also be affected by political conditions and other factors over which motorcycle manufacturers have little control.

- If we market and sell our products in international markets, we will be subject to additional regulations relating to export requirements, environmental and safety matters, and marketing of our products and distributorships, and we will be subject to the effect of currency fluctuations, all of which could increase the cost of selling our products and substantially impair our ability to achieve profitability in foreign markets. As a part of our marketing strategy, we intend, in the future, to market and sell our products internationally. In addition to regulation by the U.S. government, our products will be subject to environmental and safety regulations in each country in which we market and sell our motorcycles. Regulations will vary from country to country and will vary from those of the U.S. The difference in regulations under U.S. law and the laws of foreign countries may be significant and, in order to comply with the laws of these foreign countries, we may have to alter our manufacturing practices, product design or marketing efforts. Any changes in our business or products required in response to the laws of foreign countries will result in additional expense to us. Additionally, we may be required to obtain certifications or approvals by foreign governments to market and sell our products in foreign countries. We would also be required to obtain approval from the U.S. government to export our products. If we are delayed in receiving, or are unable to obtain, import or export clearances, or if we are unable to comply with foreign regulatory requirements, we will be unable to execute our international marketing strategy for our products. Further, many countries have laws governing marketing of motorcycles and related products and laws relating to relationships with, and termination of, distributors in those countries. These laws may make it more difficult for us to promote our product effectively and in a cost-efficient manner. We cannot assure you that we will be able to successfully market and sell our products in foreign countries or that these efforts will result in additional revenue or that any revenue we do obtain from the sales of our petrol products in foreign countries will not be offset by increased regulatory and compliance costs. Any foreign operations or sales we generate will be subject to the effects of currency fluctuations to the extent payments to us or by us are not made in U.S. dollars. The translation from foreign currency to U.S. dollars could negatively impact our results of operations. We will also be affected by local economic conditions in the countries in which we sell our products and the difficulties associated with managing operations from long distances.

- The shares will not be freely tradable until one year from the initial purchase date. Although the shares may be tradable under federal securities law, state securities regulations may apply and each investor should consult with his or her attorney. You should be aware of the long-term nature of this investment. There is a limited public market for our common stock. Because the shares have not been registered under the Securities Act or under the securities laws of any state or non-U.S. jurisdiction, they have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. it is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the shares may also adversely affect the price that you might be able to obtain for them in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Each investor in the offering will be required to represent that it is purchasing the shares for its own account, for investment purposes and not with a view to resale or distribution thereof.

- Rule 144 is not currently available for resales of our securities. Rule 144 under the Securities Act provides a safe harbor under which holders of restricted securities and affiliates of an issuer may resell their securities into the public market. On March 30, 2016, we filed a Form 15 with the SEC and, thus, became a non-reporting company. One of the requirements for Rule 144 for a non-reporting company is the current public information requirement. A non-reporting company satisfies the current public information requirement by making "publicly available" the information specified in Rule 15c2-11(a)(5)(i) to (xiv) and (xvi). We have not complied with the current public information requirement and no assurance can be provided as to the date that our securities will again become eligible for resale under Rule 144. Accordingly, Rule 144 is no longer available to permit our shareholders to resell their securities. The unavailability of the Rule 144 resale exemption for our securities may adversely affect our ability to raise additional financing on a private placement basis and may adversely affect the ability of our private places and affiliates to resell their securities into the public market, all of which could have a material adverse effect on us and our shareholders. Any investor in the Shares should be prepared to hold the Shares for an indefinite period of time.

- As a former shell company, if we continue to fail to make publicly available "current Form 10" information, our shareholders will be unable to use Rule 144 to remove restrictive legends from share certificates. We are a former shell company and, as such, are subject to the requirements of Rule 144(i) of the Securities Act which require the disclosure by us of "current Form 10" information in order for shareholders to take advantage of Rule 144 for the removal of restrictive legends from share certificates and to be subject to the reporting requirements of the Exchange Act. We have filed a Form 15 and are no longer subject to the reporting requirements of the Exchange Act and we have failed to file reports with the SEC. If we continue not be subject to the reporting requirements of the Exchange Act and if we continue to fail to make publicly available "current Form 10" information, our shareholders will not be able to take advantage of Rule 144 for the removal of restrictive legends from their share certificates which would make their shares illiquid.

- The Shares being sold in this offering will be classified as restricted securities and, unless the Shares are registered with the SEC, this would limit their public resale. The Shares will be restricted securities as that term is defined in Rule 144 promulgated by the SEC under the Securities Act. The stock certificates representing the Shares will bear a restrictive legend and under federal and state securities laws will be subject to certain requirements on transfer and resale, including a minimum holding period, possible limitations upon the amount and manner of sales, public disclosure by us of certain information about the Company, and certain notification requirements with the SEC. Because resales under Rule 144 are not currently available, the Shares may not be eligible for resale until the Shares are included in an effective registration statement filed with the SEC. We have not agreed to register the Shares for public resale.

- The public trading market for our common stock is volatile and will likely result in higher spreads in stock prices. Our common stock is authorized for trading in the over-the-counter market and is quoted on the OTC Markets (OTC Pink: CMOT). Nevertheless, only a limited trading marked for our stock with small daily volumes has developed. The over-the-counter market for securities has historically experienced extreme price and volume fluctuations during certain periods. These broad market fluctuations and other factors, such as our ability to implement our business plan, as well as economic conditions and quarterly variations in our results of operations, may adversely affect the market price of our common stock. In addition, the spreads on stock traded through the over-the-counter market are generally unregulated and higher than on stock exchanges, which means that the difference between the price at which shares could be purchased by investors on the over-the-counter market compared to the price at which they could be subsequently sold would be greater than on these exchanges. Significant spreads between the bid and asked prices of the stock could continue during any period in which a sufficient volume of trading is unavailable or if the stock is quoted by an insignificant number of market makers. We cannot ensure that our trading volume will be sufficient to significantly reduce this spread, or that we will have sufficient market makers to affect this spread. These higher spreads could adversely affect investors who purchase the shares at the higher price at which the shares are sold, but subsequently sell the shares at the lower bid prices quoted by the brokers. Unless the bid price for the stock increases and exceeds the price paid for the shares by the investor, plus brokerage commissions or charges, the investor could lose money on the sale. For higher spreads such as those on over-the-counter stocks, this is likely a much greater percentage of the price of the stock than for exchange listed stocks. There is no assurance that at the time the investor wishes to sell the Shares, the bid price will have sufficiently increased to create a profit on the sale.

- If we fail to strictly comply with the requirements for an exemption from the registration requirements of the Securities Act and any state or foreign securities laws, we and any recipient of the securities in this offering may be subject to liability for the unlawful sale of unregistered securities. It is our intention to offer and sell the Shares in this offering in accordance with an exemptions from registration contained

Regulation CF and in Rule 506(c) of Regulation D promulgated by the SEC under the Securities Act, and similar state exemptions or preemption from state registration requirements. The Shares in the Regulation CF portion of this offering cannot exceed $1,070,000. Shares issued under Regulation D of this offering can only be sold to "accredited investors" as defined in Regulation D. We are also subject to antifraud provisions of state and federal securities laws in connection with the information furnished to each person purchasing the Shares. For sales of the Shares we must also file a notice on Form D with the SEC and the state securities agencies. For non-U.S. investors, all sales must comply with the laws of the foreign jurisdiction. The failure to comply strictly with the requirements of these rules and laws, and the similar state exemption provisions, could make such exemptions unavailable and would create liability for us, our officers and directors, and the recipients of the Shares for failure to register the securities. In addition, we have sold securities prior to the date of this offering. If any of the securities sold by us previously, or otherwise sold by us during or within six months following the close of this offering, are integrated with this offering, or if this non-public offering is integrated with the prior registration statement, such integration could preclude us from qualifying for an exemption from registration for this offering. In addition, the failure to have met the exemption provisions under state laws where we previously offered and sold shares of our common stock or other securities, could require us to grant rescission rights to these investors, who could also collect monetary damages against us in some cases as high as three times the amount of the initial investment.

- Our stock ownership is concentrated among a relatively small group of principal shareholders who have substantial control over us, including our directors and executive officers, and could delay or prevent a change in corporate control. H. Matthew Chambers (our Chairman, President, CEO, and director) and Optimum Solution Pte. Ltd., together with their affiliates, along with our directors, employees and executive officers, beneficially control, in the aggregate, approximately 64% of our common stock. As a result, these shareholders, acting together, would have the ability to significantly influence or control the outcome of matters submitted to our shareholders for approval, including the election of directors and any merger, consolidation or sale of all or substantially all of our assets. In addition, these shareholders, acting together, would have the ability to significantly influence or control the management and affairs of our company. Accordingly, this concentration of ownership might harm the market price of our common stock by:

    o   delaying, deferring or preventing a change in corporate control;

    o   impeding a merger, consolidation, takeover or other business combination involving us; or

    o   discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control of us.

In addition, during the next meeting of shareholders where directors are elected, Mr. Chambers has furnished an irrevocable proxy to Optimum to vote his shares for the election of Optimum's designee and Optimum has furnished to Mr. Chambers an irrevocable proxy vote its shares to elect the remaining slate of directors at Mr. Chambers' discretion. Further, Mr. Chambers was awarded through the board of directors 1 non-redeemable share of preferred stock. The "Series A Preferred Stock" consists of one (1) share of preferred stock having a par value of $0.001 per share. The series A preferred share entitles the holder, at each shareholder's meeting, with respect to any and all matters presented to the stockholders of the Corporation for their action or consideration, to cast votes representing forty percent (40%) of the outstanding votes. This "Series A Preferred Stock" will vote together with the holders common stock. (See "Our Certificate of Incorporation allows for our board to create series of preferred stock without further approval by our stockholders, which could adversely affect the rights of the holders of our common stock" below).

- The price of our securities may be volatile and a shareholder's investment could decline in value. The price of our common stock may fluctuate significantly, making it difficult for an investor to resell our securities at an attractive price. The market prices for securities of emerging companies have historically been highly volatile. Future events concerning us or our competitors could cause such volatility, including:

- o changes in consumer preferences,

- o echnological innovations or new commercial products by us or our competitors,

- o actual or anticipated variations in our operating results,

- o changes in government regulation and regulation of the securities markets,

- o government investigation of us or our products,

- o changes in government regulation of our products,

- o developments concerning proprietary rights,

- o increases in gasoline prices,

- o investor perception of us and our industry,

- o general economic and market conditions,

- o national or global political events, or

- o public confidence in the securities markets.

In addition, the stock market is subject to price and volume fluctuations that affect the market prices of our securities, of companies in general, and small-capitalization companies, such as ours in particular. These fluctuations are often unrelated to the operating performance of these companies. Additionally, any failure by us to meet or exceed estimates of financial analysts is likely to cause a decline in the price of our securities. Securities class action litigation has often been instituted following periods of volatility in the market price of a company's securities. Any such class action brought against us would likely be very costly to us and also divert management's attention and resources that could otherwise be directed to benefit the future performance of our business.

- We have not paid cash dividends since inception and do not expect to pay dividends in the foreseeable future. Any return on investment may be limited to the value of our common stock. We have never paid cash dividends on our common stock and do not anticipate doing so in the foreseeable future. The payment of dividends on our common stock will depend on earnings, financial condition and other business and economic factors affecting us at such time as our board of directors may consider relevant. If we do not pay dividends, our common stock may be less valuable because a return on your investment will only occur if our stock price appreciates.

- Our common stock is deemed "penny stock," which could make it more difficult for our investors to sell their shares. Our common stock is subject to the "penny stock" rules adopted under Section 15(g) of the Exchange Act. The penny stock rules generally apply to companies whose common stock is not listed on the NASDAQ Stock Market or other national securities exchange and trades at less than $5.00 per share, other than companies that have had average revenue of at least $6,000,000 for the last three years or that have tangible net worth of at least $5,000,000 ($2,000,000 if the company has been operating for three or more years). These rules require, among other things, that brokers who trade penny stock to persons other than "established customers" complete certain documentation, make suitability inquiries of investors and provide investors with certain information concerning trading in the security, including a risk disclosure document and quote information under certain circumstances. Many brokers have decided not to trade penny stocks because of the requirements of the penny stock rules and, as a result, the number of broker-dealers willing to act as market makers in such securities is limited. If we remain subject to the penny stock rules for any significant period, it could have an adverse effect on the market, if any, for our securities. If our securities remain subject to the penny stock rules, investors will find it more difficult to dispose of our securities.

- Our Certificate of Incorporation allows for our board to create series of preferred stock without further approval by our stockholders, which could adversely affect the rights of the holders of our common stock. Our board of directors has the authority to fix and determine the relative rights and preferences of preferred stock. Our board of directors also has the authority to issue preferred stock without further stockholder approval. As a result, our board of directors could authorize the issuance of a series of preferred stock that would grant to holders the preferred right to our assets upon liquidation, the right to receive dividend payments before dividends are distributed to the holders of common stock and the right to the redemption of the shares, together with a premium, prior to the redemption of our common stock. In addition, our board of directors could authorize the issuance of a series of preferred stock that has greater voting power than our common stock or that is convertible into our common stock, which could decrease the relative voting power of our common stock or result in dilution to our existing stockholders.

- We have broad discretion in the use of the net proceeds from this offering and may not use them effectively. Our management will have broad discretion in the application of the net proceeds from this offering and could allocate the proceeds in ways that do not necessarily improve our results of operations or enhance the value of our common stock. The failure of our management to apply these funds effectively could result in financial losses that could have a material adverse effect on our business, cause the price of our common stock to decline and delay the development of our motorcycles.

- No one has guaranteed the sale of any of the Shares being offered by us which means that we may not be able to sell all of the Shares being offering hereby. The Shares are being offered exclusively by officers and directors of the Company. All sales will be on a best-efforts basis, which means that no one has guaranteed the sale of any of the Shares. Also, we have not established a minimum offering amount which means that we may close the offering before all of the Shares are sold. If we raise less than the maximum proceeds, we will not be able to fully implement our current business plan as outlined in this Memorandum and we will be required to seek additional financing from sources which may be less favorable to us than through the sale of the Shares in this offering.

- Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

Ownership and Capital Structure

DESCRIPTION OF ISSUER'S SECURITIES

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights	
Common Stock	200,000,000	64,246,669	☒ Yes	No
Preferred Stock	25,000,000	1	☒ Yes	No

Class of Security	Securities Reserved for Issuance upon Exercise or Conversion
Warrants:	
Options:	11,500,000

24. Describe the material terms of any indebtedness of the issuer:

The following table is as of March 31, 2021:

Date of Note Issuance	Outstanding Balance ($)	Principal Amount at Issuance ($)	Interest Accrued ($)	Maturity Date	Conversion Terms (e.g. pricing mechanism for determining conversion of instrument to shares)	Name of Noteholder (entities must have individual with voting / investment control disclosed).	Reason for Issuance (e.g. Loan, Services, etc.)
12/21/2017	386,021	500,000	4,120	12/21/2027	N/A	Biz Capital Bidco I, LLC	Loan
8/2/2019	21,360	30,000	0	Monthly	N/A	Dell Business Credit	Loan
7/17/2019	10,117	18,306	0	7/17/2022	N/A	Beacon Hill Funding	Lease
4/15/2020 [1]	110,500	110,500	0	4/15/2022	N/A	IBERIABANK	Loan
4/21/2020	437,500	437,500	0	4/21/2050	N/A	Small Business Administration (SBA)	Loan

25. What other exempt offerings has the issuer conducted within the past three years?

The following table is as of March 31, 2021:

Offering Date	Exemption	Security Type	Amount Sold	Use of Proceeds
7/2019	Regulation Crowdfunding	Priced Round	$432,596	General operations
10/2018	Section 4(a)(2)	Common stock	$91,067	General operations

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. any director or officer of the issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;
4. or (4) any immediate family member of any of the foregoing persons.
   ☒ Yes
   ☐ No

For each transaction specify the person, relationship to issuer, nature of interest in transaction, and amount of interest.

Matthew Chambers, Chairman and CEO, has an employment agreement and his compensation was $140,500 and $149,000 for the years ended March 31, 2021 and 2020, respectively.

Pamela Miller, the life partner of Chairman and CEO Matthew Chambers and director, handles patent and trade name filings / renewals and administrative support for the Company. Though no formal contract between the Company and Pamela Miller has been established, her compensation was $43,000 and $42,000 for the years ended March 31, 2021 and 2020, respectively. Additionally, Pamela Miller is the guarantor for the majority of the loans and leases, vendor open accounts and corporate credit card. On August 16, 2020, Ms. Miller was issued 350,000 shares of Common Stock for director services.

FINANCIAL CONDITION OF THE ISSUER
27. Does the issuer have an operating history?

☒ Yes
   No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview
Curtiss was formed to lead the future of luxury battery electric motoring on two wheels.

We aim to lead the future of luxury sustainable motorcycling. We hope to monopolize the California market for premium electric two-wheeled motoring with Curtiss One and Curtiss Two. Simultaneously, we plan to expand our distribution throughout the globe and scale production with Curtiss Three and Four.

Milestones

Curtiss Motorcycle Company, Inc. was incorporated in the State of Delaware in May 2005.

- Curtiss is an experienced, lean, thrifty, world-class operation.
- Curtiss hopes to deliver sustainable growing net cash flow at the start of production in 2021.
- Our first five months of production are fully pre-sold (20 units at one unit per week, to begin).
- We are entering a high-growth worldwide market which has no established leader.

Historical Results of Operations

- *Revenues & Gross Margin.* For the period ended March 31, 2021, the Company had revenues of $158,883 compared to the year ended March 31, 2020, when the Company had revenues of $591,165. Our gross margin was 14.79% in fiscal year 2021, compared to (11.21%) in 2020.

- *Assets.* As of March 31, 2021, the Company had total assets of $739,734, including $18,127 in cash. As of March 31, 2020, the Company had $916,316 in total assets, including $4,069 in cash.

- *Net Loss.* The Company has had net losses of $826,543 and net losses of $1,108,525 for the fiscal years ended March 31, 2021 and March 31, 2020, respectively.

- *Liabilities.* The Company's liabilities totaled $2,215,375 for the fiscal year ended March 31, 2021 and $1,475,415 for the fiscal year ended March 31, 2020.

Related Party Transaction

Refer to Question 26 of this Form C-AR for disclosure of all related party transactions.

Liquidity & Capital Resources

As of March 31, 2021, the Company had been financed with $995,633 in debt and $1,088,327 in equity.

After the conclusion of this Offering, should we hit our minimum funding target, our projected runway is 12 months before we need to raise further capital.

We plan to use the proceeds as set forth in our Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in six months. Except as otherwise described in this Form C-AR and our Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

FINANCIAL INFORMATION
29. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Refer to Appendix B, Financial Statements
I, Matthew Chambers, certify that:
- (1) the financial statements of Curtiss Motorcycle Company, Inc. included in this Form are true and complete in all material respects ; and
- (2) the tax return information of Curtiss Motorcycle Company, Inc. included in this Form reflects accurately the information reported on the tax return for Curtiss Motorcycle Company, Inc. filed for the most recently completed fiscal year.

Matthew Chambers, CEO

OTHER MATERIAL INFORMATION
31. In addition to the information expressly required to be included in this Form, include:

- (1) any other material information presented to investors; and
- (2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

None.

ONGOING REPORTING
32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.
33. Once posted, the annual report may be found on the issuer's website at:

https://www.curtissmotorcycles.com//invest
The issuer must continue to comply with the ongoing reporting requirements until:

1. the issuer is required to file reports under Exchange Act Sections 13(a) or 15(d);
2. the issuer has filed at least one annual report and has fewer than 300 holders of record;
3. the issuer has filed at least three annual reports and has total assets that do not exceed $10 million;
4. the issuer or another party purchases or repurchases all of the securities issued pursuant to Section 4(a)(6), including any payment in full of debt securities or any complete redemption of redeemable securities; or the issuer liquidates or dissolves in accordance with state law.

APPENDICES

- Appendix A: Director & Officer Work History
  - James Hoegh
  - Matt Chambers
  - Pamela Miller

- Appendix B: Financial Statements

James E. Hoegh, PT, ATC Work History

James is a licensed physical therapist and certified athletic trainer, and founder of Physical Therapy by Hoegh, a healthcare boutique in Sunbury, PA, with over 30 years of physical therapy experience. He's a native of Iowa, and has traveled the United States and Europe extensively as a contract physical therapist He's a graduate of the University of Iowa, where he was Athletic Trainer to legendary coach and wrestler Dan Gable and the Iowa Hawkeyes, 1.985-1996. He's an accomplished cyclist, hiker, and motorcyclist In 2010 he partnered with Confederate Motors to pursue land speed racing at the infamous Bonneville Salt Flats, where he and Confederate Motors set National AMA records in 2012, 2013, and 2014, and which are unbroken yet today.



H Matthew Chambers · 3rd

CEO/Chairman of the Board at Curtiss Motorcycle
Company, Inc.

Birmingham, Alabama, United States · 500+ connections ·

[Contact info]

Curtiss Motorcycle Co.

 Louisiana State University

---

Experience

CEO/Chairman of the Board

Curtiss Motorcycle Co.

Apr 1992 – Present · 29 yrs

Birmingham, Alabama Area

 **Curtiss Motorcycles**

Attorney

H. Matthew Chambers, APLC

1978 – Feb 1991 · 13 yrs

Baton Rouge, Louisiana Area

Education

 **Louisiana State University**

Juris Doctor (J.D.), Law



1975 – 1978



Louisiana State University
Bachelor's Degree, Business Administration and Management, General
1972 – 1975

Skills & endorsements

Marketing Strategy · 28

 Endorsed by **John Thorp, who is highly skilled at this**

Sales Management · 21

 Endorsed by **Wild West Motor Co., who is highly skilled at this**

Sales · 19

Sebastian Braun and 18 connections have given endorsements for this skill

Show more ⌄





Pamela Miller · 3rd

Paralegal at Bernard, Cassisa, Eliott & Davis

Covington, Louisiana, United States · 203 connections ·

Contact info

Bernard, Cassisa, Eliott & Davis

LSU

Experience

Paralegal
Bernard, Cassisa, Eliott & Davis
Sep 2009 – Present · 11 yrs 7 mos
Covington, LA

Member Board Of Directors/Administrator
Curtiss Motorcycle Co.
Apr 1991 – Present · 30 yrs

Paralegal
McCranie, Sistrunk, Anzelmo, Hardy, Maxwell & McDaniel
Feb 2003 – Sep 2009 · 6 yrs 8 mos
Covington, LA

Paralegal
Aubert & Pajares
1999 – 2002 · 3 yrs

Education

LSU

Skills & endorsements

Commercial Litigation · 7

aaditya sharma and 6 connections have given endorsements for this skill

---

Litigation · 5

 Endorsed by **Brett Bollinger, who is highly skilled at this**

Civil Litigation · 5

Danny Adams, CCISM and 4 connections have given endorsements for this skill

Show more ⌄





CURTISS MOTORCYCLE COMPANY, INC.

FINANCIAL STATEMENTS
YEAR ENDED MARCH 31, 2021 AND 2020
Audited

(Expressed in United States Dollars)

INDEX TO FINANCIAL STATEMENTS

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors of
Curtiss Motorcycle Company, Inc.
Leeds, Alabama

Opinion

We have audited the financial statements of Curtiss Motorcycle Company, Inc., which comprise the balance sheets as of March 31, 2021 and 2020, and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of Curtiss Motorcycle Company, Inc. as of March 31, 2021 and 2020, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of Curtiss Motorcycle Company, Inc. and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Curtiss Motorcycle Company, Inc.'s ability to continue as a going concern for period of twelve months from the end of the year ended March 31, 2021.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users made on the basis of these financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Curtiss Motorcycle Company, Inc.'s internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Curtiss Motorcycle Company, Inc.'s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

Going Concern

As discussed in Note 13, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

August 10, 2021
Los Angeles, California

As of March 31,	2021	2020
(USD $ in Dollars)		
ASSETS		
Current Assets:		
Cash & cash equivalents	$ 18,127	$ 4,069
Accounts Reveivable - net	-	-
Inventories	-	362,971
Prepaids and other current assets	22,898	28,558
Total current assets	41,025	395,598
Property and equipment, net	698,709	520,719
Total Assets	$ 739,734	$ 916,316
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Accounts payble	$ 97,864	$ 251,661
Current portion of long term debt	49,312	42,588
Equipment line of credit	26,700	25,090
Deferred revenue	567,589	411,049
Accrued Payroll	184,073	120,750
Other current liabilities	181,244	231,344
Total current liabilities	1,106,782	1,082,481
Equipment loan	4,817	9,644
Notes Payable	1,013,776	383,290
Total liabilities	2,125,375	1,475,415
STOCHOLDERS EQUITY		
Common Stock	57,938	51,870
Preferred stock	1	1
Additional Paid in Capital (APIC)	14,892,090	14,898,159
Stock Issurance Costs	(480,000)	(480,000)
Retained earnings/(Accumulated Deficit)	(15,855,671)	(15,029,127)
Total stockholder's equity	(1,385,641)	(559,098)
Total liabilities and stockholders' equity	$ 739,734	$ 916,317

See accompanying footnotes to the financial statements

For Fiscal Year Ended March 31,	2021	2020
(USD $ in Dollars)		
Net revenue	$ 158,883	591,165
Cost of goods sold	135,383	657,456
Gross profit	23,500	(66,291)
Operating expenses		
General and administrative	701,817	671,246
Sales and marketing	35,441	194,680
Research and development	113,497	137,065
Total operating expenses	850,755	1,002,992
Operating income/(loss)	(827,255)	(1,069,283)
Interest expense	22,506	30,702
Other Loss/(Income)	(53,975)	(11,020)
(Gain)/Loss on Sale of Assets	25,318	-
Income/(Loss) before provision for income taxes	(821,103)	(1,088,965)
Provision/(Benefit) for income taxes	5,440	19,560
Net income/(Net Loss)	(826,543)	(1,108,525)

See accompanying footnotes to the financial statements

Curtiss Motorcycle Company, Inc.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

(in , $US)	Common Stock Shares	Amount	Preferred Stock Shares	Amount	Stock Issuance Costs	Additional Paid in Capital	Retained earnings/ (Accumulated Deficit)	Total Shareholder Equity
			-	-				
Balance—March 31, 2019	46,927,988	$ 46,927.0	1,000	$ 1	$ (480,000)	$ 14,360,451	$ (13,920,602)	$ 6,777
Issuance of Common Stock	4,892,913	4,893	-	-	-	527,758	-	532,649
Shared Based Compensation	50,000	50	-	-	-	9,950	-	10,000
Net income/(loss)	-	-	-	-	-	-	(1,108,525)	(1,108,525)
Balance—March 31, 2020	51,870,901	$ 51,870	1,000	$ 1	$ (480,000)	$ 14,898,159	$ (15,029,127)	$ (559,098)
Issuance of Common Stock	6,067,500	6,068	-	-	-	(6,068)	-	-
Shared Based Compensation	-	-	-	-	-	-	-	-
Net income/(loss)	-	-	-	-	-	-	(826,543)	(826,543)
Balance - March 31, 2021	57,938,401	$ 57,938	1,000	$ 1	$ (480,000)	$ 14,892,091	$ (15,855,671)	$ (1,385,641)

See accompanying footnotes to the financial statements

Curtiss Motorcycles Company, Inc.
STATEMENTS OF CASH FLOWS

For Fiscal Year Ended March 31,		2021		2020
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(826,543)	$	(1,108,525)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Depreciation of property		93,860		43,979
Loss on sale of assets		25,318		
Shared Based Compensation		-		10,000
Changes in operating assets and liabilities:				
Accounts receivable		-		503
Inventory		362,971		512,986
Prepaid expenses and other current assets		5,661		28,159
Accounts payable and accrued expenses		(153,797)		(88,549)
Deferred Revenue		156,540		(6,500)
Other current liabilities		13,224		53,925
Net cash provided/(used) by operating activities		(322,767)		(554,022)
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of property and equipment		(385,640)		(219,454)
Proceeds from sale of property and equipment		140,000		-
Net cash provided/(used) in investing activities		(245,640)		(219,454)
CASH FLOW FROM FINANCING ACTIVITIES				
Issuance of Common Stock		-		532,650
Borrowing on Loans and Notes		696,562		34,734
Repayment of Loans and Notes		(114,097)		(42,296)
Net cash provided/(used) by financing activities		582,465		525,088
Change in cash		14,058		(248,388)
Cash—beginning of year		4,069		252,457
Cash—end of year	$	18,127	$	4,069
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	22,506	$	30,699
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Issuance of equity in return for note	$	-	$	-
Issuance of equity in return for accrued payroll and other liabilities	$	-	$	-

All amounts in these Notes are expressed in thousands of United States dollars ("$" or "US$"), unless otherwise indicated.

1.   NATURE OF OPERATIONS

Curtis Motorcycle Company was originally formed as Confederate Motors, Inc. in 1991, and was incorporated in 2003 in the state of Delaware. On January 3, 2018, the company changed name to Curtiss Motorcycle Company, Inc.

The financial statements of Curtiss Motorcycles Company, Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Leeds, Alabama.

The company is the creator of the motorcycles pre-sold on-line at curtissmotorcycles.com. The Company is on a mission to lead an all-new golden age of sustainable motorcycles by designing and crafting the world's best and finest electric motorcycles.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting. The Company has adopted the calendar year as its fiscal year.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy.

Accounts Receivable

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of March 31, 2021, the Company determined that no reserve was necessary.

Inventories

Inventories are valued at the lower of cost and net realizable value. The costing is done on first-in first out basis.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment is as follows:

Category	Useful Life
Machinery and equipment	5 years
Furniture and fixtures	5-7 years
Automobiles	5 years
Leasehold improvements	15 years
Other equipment	5-10 years

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Income Taxes

Curtiss Motorcycle Company, Inc is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The

Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Revenue Recognition

The Company will recognize revenues primarily from the sale of its motorcycles when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Cost of sales

Costs of goods sold include the cost of materials, labor, and freight-in.

Research and Development

Costs incurred in the research and development of the Company's products are expensed as incurred.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments.

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through August 10, 2021, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

In February 2019, FASB issued ASU No. 2019-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We have evaluated the effect that the updated standard and has concluded that it does not have a material impact on their operations.

In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We have evaluated the effect that the updated standard and has concluded that it does not have a material impact on their operations.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We have evaluated the effect that the updated standard and has concluded that it does not have a material impact on their operations.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3.   INVENTORY

Inventory consists of the following items:

As of Year Ended March 31	2021	2020
Work in progress	$ -	$ 128,332
Raw materials	-	234,639
Finished goods	-	-
Total Inventories	$ -	$ 362,971

4. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Account receivables consist primarily of trade receivables, accounts payable consist primarily of trade payables. Prepaids and other current assets consist of the following items:

As of Year Ended March 31	2021	2020
Prepaid expense	$ 10,872	$ 21,133
Prepaid insurance	7,315	4,406
Other prepaid items	4,711	3,020
	$ 22,898	$ 28,558

Other current liabilities consist of the following items:

As of Year Ended March 31	2021	2020
Accrued expenses	$ 5,744	$ 11,005
Registration rights liability	175,500	175,500
Settlement payable	-	35,000
Warranty reserve	-	9,838
Other current liabilities	-	-
	$ 181,244	$ 231,344

5. PROPERTY AND EQUIPMENT

As of March 31, 2020, property and equipment consists of:

As of Year Ended March 31	2021	2020
Equipment	$ 87,508	$ 87,508
Furniture and fixtures	11,734	11,734
Automobiles	44,808	44,808
Leashold improvements	32,179	32,179
Bat Elec Concept prototype	260,460	258,915
Zeus production model - Proto	124,302	138,469
Curtiss 1 Production Model Proto	3,125	-
Other Fixed Assets	158,363	158,363
Construction in Progress	423,350	128,331
	1,145,829	860,307
Accumulated depreciation	(447,120)	(339,588)
	$ 698,709	$ 520,719

Depreciation expense for property and equipment for the fiscal year ended March 31, 2021 and 2020 was in the amount of $93,860 and $43,979 respectively.

6.   CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 200,000,000 shares of common shares class at par value of $ 0.001 and 25,000,0000 shares of preferred stocks with $ 0.001 par value.

As of March 31, 2021 and 2020, the Company had issued and outstanding 57,938,401 and 51,870,901 of Common Stock, respectively. The Company also has 1,000 of preferred stock issued and are outstanding for March 31, 2021 and 2020.

7.   SHARE-BASED COMPENSATION

During 2014, the Company authorized the Stock Incentive Plan (which may be referred to as the "Plan"). The Company reserved 7,500,000 shares of its Common Stock pursuant to the Plan, which provides for the grant of shares of stock options to qualified employees, officers, directors, consultants and other service providers. The amounts granted each calendar year to an employee or nonemployee is limited depending on the type of award.

A summary of the Company's employee stock activity and related information is as follows:

	Number of Awards	ESOP Expenses
Outstanding at March 31, 2019	2,949,340	$ 347,137
Granted	50,000	10,000
Exercised	-	-
Expired/Cancelled	-	-
Outstanding at March 31, 2020	2,999,340	$ 357,137
Granted	-	-
Exercised	-	-
Expired/Cancelled	-	-
Outstanding at March 31, 2020	2,999,340	$ 357,137

ESOP expenses for the years ended March 31, 2021 and March 31, 2020 was $0 and $10,000, respectively.

8.   DEBT

Loan Payable

On December 21, 2017 the company entered into a Note Payable agreement with Biz Capital Bidco I, LLC in the maximum amount of up to $500,000, which may be advanced in multiple disbursement to the company where 90% of the loan is guaranteed by the U.S. Small Business Administration. Out of the original amount of $500,000, the company can use $474,000 for purchasing of inventory , $12,500 for working capital and closing costs, and $13,500 for guarantee fees.

The Note shall bear interest on the unpaid principal amount thereof from time to time outstanding at the interest rate identified in the Note, and the Borrowers shall make payments of principal and/or interest at the times and in the manner required under the Note. The Loan will mature and become fully due and payable on the maturity date specified in the Note. The terms of the agreement require six months -only payments, followed by monthly payments of principal and interest of approximately $5,543. The loan carries a variable interest rate, beginning at 5.1% per annum, and a term of ten years or December 21, 2027.

As of March 31, 2021, and March 31, 2020, the outstanding balance of this loan is in the amount of $328,376 and $425,877, respectively, and $42,588 and $42,588 has been classified as current portion. The following is the schedule of future maturities:

As of Year Ended March 31	2021
2022	$ 42,588
2023	42,588
2024	42,588
2025	42,588
2026	42,588
Thereafter	115,436
Total	**328,376**

Equipment line of credit

On August 2, 2019 the Company entered into the Dell Business Credit limit in the amount of $ 20,000 with Dell Financial Services, with a corresponding interest rate of 28.24%. The company promises to pay at least the Total Minimum Payment Due by the Payment Due Date as shown on the monthly Statement. The Total Minimum Payment Due will include a minimum payment of the greater of $15 or 3% of the New Balance shown on the Statement, rounded up to the next dollar plus all past due amounts. As of March 31, 2021, the loan has an outstanding balance of $20,919 and the entire amount has been classified as current.

Equipment loan

On July 17, 2019, the company entered into an Equipment Finance Agreement with Beacon Hill Funding in the amount of $18,306. The loan shall be paid in 36 monthly installments of $481,74. As of March 31, 2021, the loan has an outstanding balance of $5,781 and the entire amount has been classified as current portion.

SBA – Payroll Protection Program Loan

On April 15, 2020 the company entered into a Note Payable agreement with the First in the maximum amount of up to $248,000, which may be advanced in multiple disbursement to the company, where 100% of the loan is guaranteed by the U.S. Small Business Administration.

The Note shall bear interest on the unpaid principal amount thereof from time to time outstanding at the interest rate identified in the Note, and the Borrowers shall make payments of principal and/or interest at the times and in the manner required under the Note.

The Borrower's obligation to begin making monthly principal and interest payments is subject to and determined by the PPP Rules.

If Borrower submits a loan forgiveness application to Lender within 10 months after the end of the Borrower's covered period (as defined and interpreted by the PPP Rules, the "Loan Forgiveness Covered Period"), Borrower will not be obligated to make any payments of principal or interest before the date on which the SBA remits the loan forgiveness amount to Lender or notifies Lender that no loan forgiveness is allowed. Lender will then notify Borrower of remittance by SBA of the loan forgiveness amount (or notify Borrower that the SBA determined that no loan forgiveness is allowed) and the date Borrower's first payment is due. If Borrower does not submit a loan forgiveness application to Lender within 10 months after the end of the Borrower's Loan Forgiveness Covered Period, Borrower must begin paying principal and interest after that period. Interest will continue to accrue during the applicable deferment period. The amount of principal and interest payments due hereunder shall be calculated pursuant to and in accordance with the PPP Rules. The unpaid principal balance of this Note, together with all accrued interest and charges owing in connection therewith, shall be due and payable upon maturity as set forth in this Note.

The loan carries fixed interest rate of 1% per annum, and a term of five years or April 15, 2025.

As of March 31, 2021, the outstanding balance of this loan is in the amount of $248,000. The entire amount has been classified as long-term debt.

SBA - Economic Injury Disaster Loan

On April 21, 2020 the company entered into a Note Payable agreement with Smal Business Association of the United States Government in the maximum amount of up to $437,500, which may be advanced in multiple disbursement to the company where 100% of the loan is guaranteed by the U.S. Small Business Administration. The company can use the proceeds solely as working capital to alleviate economic injury caused by disaster occurring in the month of January 31, 2020 and continuing thereafter and to pay Uniform Commercial Cod (UCC) lien filing fees and a third-party UCC handling charge of $100.

The Note shall bear interest on the unpaid principal amount thereof from time to time outstanding at the interest rate identified in the Note, and the Borrowers shall make payments of principal and/or interest at the times and in the manner required under the Note. The Loan will mature and become fully due and payable on the maturity date specified in the Note. The terms of the agreement monthly payments, beginning 12 months after the date of the note, of principal and interest of approximately $2,132. The loan carries fixed interest rate of 1% per annum, and a term of thirty (30) years or April 15, 2050.

As of March 31, 2021, the outstanding balance of this loan is in the amount of $437,400. The entire amount has been classified as long term debt. The following is the schedule of future maturities:

As of Year Ended March 31	2021
2022	$ -
2023	25,584
2024	25,584
2025	25,584
2026	25,584
Thereafter	335,064
Total	**437,400**

9.   INCOME TAXES

The provision for income taxes for the year ended As of March 31, 2021, and March 31, 2020 consists of the following:

As of Year Ended March 31,	2021	2020
Net Operating Loss	$ (227,299)	$ (304,844)
Valuation Allowance	227,299	304,844
Net Provision for income tax	$ -	$ -

Significant components of the Company's deferred tax assets and liabilities at As of March 31, 2021, and March 31, 2020, as follows:

As of Year Ended March 31,	2021	2020
Net Operating Loss	$(4,360,309)	$(4,133,010)
Valuation Allowance	4,360,309	4,133,010
Total Deferred Tax Asset	$ -	$ -

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of March 31, 2021. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

For the fiscal year ending March 31,2021, the Company had net operating loss ("NOL") of $826,543 and the Company had net operating loss ("NOL") carryforwards of approximately $15,855,671. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. Under the provisions of the Internal Revenue Code, the NOLs and tax credit carryforwards are subject to review and possible adjustment by the IRS and state tax authorities. NOLs and tax credit carryforwards may become subject to an annual limitation in the event of certain cumulative changes in the ownership interest of significant stockholders over a three-year period in excess of 50%, as defined under Sections 382 and 383 of the Internal Revenue Code, as well as similar state provisions. This could limit the amount of tax attributes that can be utilized annually to offset future taxable income or tax liabilities. The amount of the annual limitation is determined based on the value of the Company immediately prior to the ownership change. The Company has not performed a comprehensive Section 382 study to determine any potential loss limitation with regard to the NOL carryforwards and tax credits.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. . As of March 31, 2021, and March 31, 2020, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of March 31, 2021, and March 31, 2020, the Company had no accrued interest and penalties related to uncertain tax positions.

10. RELATED PARTY

There are no related party transactions.

11. COMMITMENTS AND CONTINGENCIES

Operating lease

On March 1st, 2019 the company entered into a leasing contract with Lee Barnes for its office building located in Parkway Drive, Leeds, Alabama. The contract is valid for 5 years from the contract date, unless sooner terminated. Unless the Lessee provides notice to the Lessor in writing 90days in advance of the termination date, the lease shall be renewed an additional 12 months from the termination date under the same terms and condition. The monthly rent is $ 3,500 of period of 60 months ending on February 28, 2024. Lessee shall deposit with Lessor the sum of $ 3,500.

The following is a schedule of minimum lease payments as of March 31, 2021:

Year	Obligation
2022	$ 42,000
2023	42,000
2024	7,000
Total	**91,000**

Rent expense was in the amount of $35,000 and $ 47,441 as of March 31, 2021 and March 31, 2020 respectively.

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of March 31, 2021, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

12. SUBSEQUENT EVENTS

The Company has evaluated subsequent events through August 10, 2021 the date the financial statements were available to be issued.

On July 30, 2021, Curtiss closed a successful Reg. crowdfunding round on WeFunder, and raised a total of $584,881 (gross proceeds before WeFunder fees). The round was over-subscribed by 10+%. Over-subscriptions were accepted via Reg. D thanks to the high number of accredited investors that participated in the campaign.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

13. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $826,543, and liquid assets in cash of only $18,127 as of March 31, 2021. The Company's situation raises a substantial doubt on whether the entity can continue as a going concern in the next twelve months.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.